Exhibit 99.1

NEWS RELEASE

Calgary, Alberta, Canada – November 17, 2010

PRECISION DRILLING CORPORATION
ANNOUNCES CLOSING OF SENIOR NOTES OFFERING

Precision Drilling Corporation (“Precision” or the “Corporation”) today announced the closing of its offering of US$650 million aggregate principal amount of 6.625% senior unsecured notes due 2020 (the “notes”) in a private placement.

The net proceeds from the notes offering were used to repay in full outstanding indebtedness under the Corporation’s existing term loan A and term loan B credit facilities. Precision intends to use the remaining proceeds for general corporate purposes. The outstanding balance under the term A credit facility was approximately US$263 million and the outstanding balance under the term B credit facility was approximately US$318 million. In conjunction with the closing of the notes offering, Precision terminated its existing credit facilities and entered into a new US$550 million senior secured revolving credit facility expiring in 2013. Subject to certain conditions, the new senior secured revolving credit facility may be increased by an additional US$100 million.

The notes were offered to qualified institutional buyers under Rule 144A and outside the United States pursuant to Regulation S. The notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, including the notes, nor shall there be any offer or sale of the notes in any state, or jurisdiction in which such offer, solicitation, or sale would be unlawful.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this news release, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “intends”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward‐looking information” within the meaning of applicable Canadian securities legislation and “forward‐looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward‐looking information and statements”).

In particular, forward‐looking information and statements include, but are not limited to, the use of the net proceeds from the notes offering. These forward‐looking information and statements are based on certain assumptions and analysis made by the Corporation in light of its experience and its perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Corporation’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Corporation’s expectations. These risks and uncertainties include, without limitation, those identified under “Risk Factors” in our annual information form on Form 40-F for the year ended December 31, 2009.

ABOUT PRECISION

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation

403.716.4575
403.716.4755 (FAX)